SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

AMÉRICA MÓVIL’S FIRST QUARTER OF 2005
FINANCIAL AND OPERATING REPORT

Mexico City, April 25, 2005 - América Móvil, S.A. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2005.

Subscriber growth continued strong into 2005, with América Móvil adding 5.2 million subscribers in the first quarter, compared to 2.9 million in the same period of 2004. At the end of March América Móvil had 66.3 million wireless subscribers and 1.9 million fixed lines, for a total of 68.3 million lines. América Móvil’s equity subscribers rose to 65.9 million.

In Mexico we gained 1.8 million subscribers, nearly 60% more than a year ago, to finish with an established subscriber base of 30.6 million, whereas in Colombia our operation exhibited the fastest rate of subscriber growth in the quarter (20.8%) among our subsidiaries, and its quarterly net subscriber additions (1.2 million) exceeded those seen in the last quarter of 2004.

First quarter consolidated revenues reached 38.8 billion pesos. They were up 33.2% year-on-year, driven by relatively good economic conditions in the countries where we operate and by continued subscriber growth.

EBITDA totaled 12.6 billion pesos, an amount equivalent to 32.5% of revenues. On an annual basis EBITDA increased 23.1%. Operating profits came in at 7.9 billion pesos in the quarter, and were 44.1% higher than the ones obtained a year earlier.

A net profit of 4.5 billion pesos was obtained in the first quarter, representing 37 pesos cents per share and 65 dollar cents per ADR.

América Móvil’s net debt remained flat in constant Mexican peso terms, at 43 billion pesos. Relative to EBITDA (last twelve months), it has come down to 0.96 times. Share buybacks and dividends in the amount of 1.4 billion pesos were paid in the quarter.

América Móvil Fundamentals
Constant Mex$

	1Q05	1Q04

EPS (Mex$)*	0.37	0.35
Earnings per ADR (US$)**	0.65	0.63
Net Income (millions of Mex$)	4,489	4,396
EBITDA (millions of Mex$)	12,599	10,233
EBIT (millions of Mex$)	7,933	5,505

Shares Outstanding (billion)	12.23	12.69
ADRs Equivalent (billion)	0.61	0.63

                    * Net Income / Total Shares outstanding
                    ** 20 Shares per ADR

Relevant Events

On February 17th, América Móvil placed bonds in the amount of US$1 billion in the U.S. capital markets. The bonds have a 30 year tenor and carry a 6 3/8% coupon.

On March 31st, América Móvil was awarded by the Peruvian government a license to provide wireless services in the 1900 MHz band. América Móvil had bid US$21.1 million in the auction conducted by the government for 30 MHz of spectrum in the 1900 MHz band.

Subsequent to the end of the quarter, on April 11th, the Mexican government completed the auction of spectrum in the 1900 Mhz band in the nine regions in which the country is divided. Telcel obtained 10 Mhz in each of the regions. A payment of 55 million pesos has been made, to be followed by annual payments of approximately 25 million dollars per year over the next 20 years. Telcel bid for an additional 10 Mhz in the three more important regions. Whether it will be able to acquire this additional spectrum (for which no payments have been made) depends on rulings to be made by Mexican federal courts regarding the validity of limitations imposed by the Mexican Antitrust Commission (Cofeco) on the overall spectrum that operators could acquire. These restrictions were announced after the terms of the auction had been published by the Mexican telecom regulator (Cofetel).

América Móvil's Subsidiaries & Affiliates as of March 2005

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	CTI	wireless	100.0%	Global Consolidation Method
- Brazil	Telecom Americas	wireless	98.9%	Global Consolidation Method
- Colombia	Comcel	wireless	99.2%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	CTE	wireless, wireline	95.7%	Global Consolidation Method
- Guatemala	ACT*	wireless, wireline	99.0%	Global Consolidation Method
- Honduras	Megatel	wireless	100.0%	Global Consolidation Method
- Nicaragua	Enitel	wireless, wireline	99.0%	Global Consolidation Method
- Uruguay	CTI	wireless	100.0%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliates
- U.S.A	Telvista	other	45.0%	Equity Method

                                * AMX owns through ACT and directly 99% of Telgua, which owns 100% of the wireless subsidiaries Sercom in Guatemala and Nicaragua.

Subscribers

In the first three months of 2005, América Móvil obtained an additional 5.2 million wireless subscribers, finishing the quarter with 66.3 million subscribers. Year-over-year, our wireless subscriber base expanded by 41.6%, and on a quarterly basis by almost 9.0% . Coupled with nearly 2.0 million fixed lines in Central America, América Móvil has a total of 68.3 million lines.

Telcel, our Mexican subsidiary, gained 1.8 million subscribers in the quarter—almost 60% more than a year before—which brough its subscriber base to 30.6 million. Colombia registered the second largest expansion in absolute terms among our subsidiaries—and the most important one in relative terms—as our operations there added over 1.2 million subscribers in the quarter, bringing our total wireless subscribers in that country to 7.0 million. Colombia was our only operation in which first quarter net subscriber additions exceeded those of the fourth quarter.

Whereas the growth momentum continues to be strong in Brazil and Argentina, the number of net additions was not as important as in the fourth quarter, as seasonal factors appear to be particularly noteworthy in these countries. In Brazil net subscriber additions amounted to 635 thousand and in Argentina to 503 thousand. By the end of March, we had 14.3 million subscribers in Brazil and 4.1 million in Argentina.

Ecuador’s subscriber base increased by 13.3% in the quarter and almost 60.0% on an annual basis, to finish the quarter with 2.6 million subscribers, 310 thousand more than at the end of 2004. Our operator in the United States, Tracfone, continued with the steady subscriber expansion in the 45% to 50% range seen for over two years now, bringing its total number of subscribers to 4.9 million in March.

In Central America, our wireless operations added 308 thousand new clients in the quarter, to reach a combined total of 2.8 million subscribers. Total fixed lines in Guatemala, El Salvador and Nicaragua stood at 1.9 million.

Subscribers as of March 2005
Thousands
	Total (1)					Equity (2)
Country	Mar-05	Dec-04	Var.%	Mar-04	Var.%	Mar-05	Dec-04	Var.%	Mar-04	Var.%
Mexico	30,629	28,851	6.2%	24,574	24.6%	30,629	28,851	6.2%	24,574	24.6%
Argentina	4,091	3,587	14.0%	1,615	153.2%	4,091	3,587	14.0%	1,486	175.3%
Brazil	14,292	13,657	4.6%	9,957	43.5%	14,082	13,306	5.8%	9,684	45.4%
Colombia	7,022	5,814	20.8%	4,106	71.0%	6,966	5,767	20.8%	3,930	77.3%
Ecuador	2,636	2,326	13.3%	1,691	55.9%	2,636	2,326	13.3%	1,691	55.9%
El Salvador	597	518	15.3%	279	114.0%	571	492	16.2%	147	289.2%
Guatemala	1,453	1,306	11.3%	951	52.7%	1,438	1,293	11.3%	940	53.1%
Honduras	238	198	20.2%	61	287.6%	238	198	20.2%	61	287.6%
Nicaragua (3)	494	453	9.2%	281	76.0%	489	448	9.2%	205	138.6%
Uruguay	36	5	n.m.	0	n.m.	36	0	n.m.	0	n.m.
U.S.A.	4,851	4,394	10.4%	3,347	44.9%	4,763	4,315	10.4%	3,286	44.9%
Total Wireless	66,339	61,107	8.6%	46,863	41.6%	65,939	60,583	8.8%	46,004	43.3%

El Salvador	789	781	1.1%	727	8.5%	755	741	1.9%	383	97.3%
Guatemala	917	901	1.7%	954	-3.8%	908	892	1.8%	942	-3.6%
Nicaragua	219	214	2.0%	205	6.7%	217	212	2.0%	100	115.7%
Total Fixed	1,925	1,897	1.5%	1,886	2.1%	1,880	1,846	1.9%	1,425	31.9%

Total Lines	68,263	63,004	8.3%	48,749	40.0%	67,819	62,428	8.6%	47,429	43.0%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes total subscribers weighted by the economic interest held in each company.
(3) Includes Enitel. n.m. not meanignful

América Móvil’s Consolidated Results

Driven by strong subscriber growth and continued economic expansion throughout the region where it operates, América Móvil’s first quarter revenues rose by 33.2% relative to the previous year to reach 38.8 billion pesos.

EBITDA came in at 12.6 billion pesos, which represented a 32.5% EBITDA margin, and helped bring about an operating profit of 7.9 billion pesos for the period. This profit exceeds that seen in the same period of 2004 by 44.1% on account of EBITDA having increased by 23.1% and depreciation and amortization charges having decreased by 1.3% over the comparable period.

A comprehensive financing cost of 426 million pesos was obtained in the quarter. Greater interest expenses resulting from higher interest rates; less exposure to dollars and floating interest rates (more to pesos and fixed rates); and a marked change in the debt maturity profile of the company—it has been significantly lengthened—ended up resulting in this net financing cost.

Altogether, América Móvil generated a net profit of 4.5 billion pesos in the quarter, somewhat higher than the one registered a year earlier.

The company’s net debt remained essentially flat at 43 billion pesos, as its cash flow was directed mostly towards the payment of capital expenditures and of accounts payable resulting from the seasonally strong purchases of inventories effected in the last quarter or 2004. Together, share buy-backs and dividend payments added up to 1.4 billion pesos.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of constant Mex$

	1Q05	1Q04	Var.%

Service Revenues	32,451	24,724	31.3%
Equipment Revenues	6,333	4,399	44.0%

Total Revenues	38,785	29,123	33.2%

Cost of Service	7,657	6,105	25.4%
Cost of Equipment	10,396	7,179	44.8%
Selling, General & Administrative Expenses	8,132	5,606	45.1%

Total Costs and Expenses	26,185	18,890	38.6%

Ebitda	12,599	10,233	23.1%
% of Total Revenues	32.5%	35.1%

Depreciation & Amortization	4,667	4,729	-1.3%

Ebit	7,933	5,505	44.1%
% of Total Revenues	20.5%	18.9%

Net Interest Expense	963	506	90.4%
Other Financial Expenses	328	249	31.5%
Foreign Exchange Loss	-36	-110	67.5%
Monetary Result	-829	-1,024	19.0%

Comprehensive Financing Cost (Income)	426	-379	212.3%

Other Income and Expenses	25	77	-67.4%
Income & Deferred Taxes	2,957	1,307	126.2%

Net Income before Minority Interest and Equity	4,525	4,499	0.6%
Participation in Results of Affiliates

minus

Equity Participation in Results of Affiliates	30	23	32.9%
Minority Interest	6	80	-92.8%

Net Income	4,489	4,396	2.1%

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Constant Mex$

	Mar-04	Dec-04	Var.%	Mar-03	Var.%		Mar-04	Dec-04	Var.%	Mar-03	Var.%

Current Assets						Current Liabilities
Cash & Securities	15,500	19,246	-19.5%	16,067	-3.5%	Short Term Debt**	5,385	5,431	-0.8%	10,453	-48.5%
Accounts Receivable	19,280	20,957	-8.0%	11,959	61.2%	Accounts Payable	31,042	36,833	-15.7%	21,585	43.8%
Other Current Assets	4,205	4,183	0.5%	3,350	25.5%	Other Current Liabilities	12,513	12,698	-1.5%	8,532	46.7%

Inventories	8,548	11,324	-24.5%	5,125	66.8%		48,941	54,963	-11.0%	40,570	20.6%

	47,533	55,711	-14.7%	36,500	30.2%

Long-Term Assets
Plant & Equipment	87,046	85,525	1.8%	76,672	13.5%
Investments in Affiliates	661	657	0.6%	1,352	-51.1%	Long-Term Liabilities
						Long Term Debt	53,103	56,471	-6.0%	43,152	23.1%
Deferred Assets						Other Liabilities	6,850	6,462	6.0%	3,943	73.7%

Goodwill (Net)	9,741	9,592	1.5%	8,978	8.5%		59,953	62,933	-4.7%	47,096	27.3%
Brands, Patents & Licenses	34,222	35,281	-3.0%	35,241	-2.9%
Deferred Assets	9,021	9,257	-2.6%	5,144	75.4%
						Shareholder's Equity	79,330	78,126	1.5%	76,221	4.1%

Total Assets	188,224	196,022	-4.0%	163,887	14.9%	Total Liabilities and Equity	188,224	196,022	-4.0%	163,887	14.9%

                 * This presentation conforms with that of América Móvil's audited financial statements
                 ** Includes current portion of Long Term Debt

Mexico

Supported by the country’s economic growth, our Mexican operations added 1.8 million subscribers in the first quarter of the year, almost as many as were obtained in the last quarter of 2004.

Telcel’s first quarter revenues, nearly 20 billion pesos, were up 22.6% relative to the same period of 2004, with service revenues rising 20% and equipment revenues 39%. It is of interest to note that service revenues were up 5.3% quarter-over-quarter. MOUs remained flat, although ARPUs declined slightly in the quarter, due essentially to seasonal factors. Year-over-year, Telcel’s MOUs were up 7.5% .

EBITDA amounted to 8.4 billion pesos, 20.5% more than a year before. Relative to total revenues, EBITDA represented 42.1%, a rate similar to the one seen then. Subscriber acquisition costs have not come down much as subscriber growth continues to exhibit a strong momentum.

Telcel obtained an operating profit of 7.0 billlion pesos in the quarter, equivalent to 35.2% of revenues. It has risen over the last year at the same pace as revenues.

INCOME STATEMENT
Mexico
Millions of Constant Mex$

	1Q05	1Q04	Var.%

Revenues	19,863	16,188	22.7%

Ebitda	8,364	6,939	20.5%
%	42.1%	42.9%

Ebit	6,986	5,707	22.4%
%	35.2%	35.3%

Mexico's Operating Data

	1Q05	1Q04	Var. %

Subscribers (thousands)	30,629	24,574	24.6%
Postpaid	1,934	1,509	28.2%
Prepaid	28,695	23,065	24.4%
MOU	104	97	7.5%
ARPU (Constant Mex$)	187	193	-3.3%
Churn (%)	3.1%	3.1%	0.0

Argentina

In the first quarter, our Argentinean subsidiary, operating under the CTI Móvil brand, gained 503 thousand net subscribers, bringing its subscriber base to 4.1 million.

Its revenues in the quarter, 573 million Argentine pesos, rose 10% sequentially and were 2.5 times higher than those of the first quarter of 2004. Quarter-over-quarter, service revenues were up 16.5%, reflecting the strength of past and current subscriber growth.

The number of net additions for the quarter was roughly 2.5 times the one registered in the first quarter of 2004. In spite of the impact that this subscriber growth had on subscriber acquisition costs, EBITDA still increased by 77%, to reach 70 million pesos; it was equivalent to 12.2% of revenues.

CTI registered an operating profit of 48 million pesos, which was more than twice as large the one seen the year before.

INCOME STATEMENT
Argentina
Million of ARP$

	1Q05	1Q04	Var. %

Total Revenues	573	232	146.6%

EBITDA	70	39	77.0%
%	12.2%	16.9%

EBIT	48	22	117.8%
%	8.4%	9.5%

Argentina's Operating Data

	1Q05	1Q04	Var. %

Subscribers
(thousands)*	4,091	1,615	153.2%
Postpaid	534	325	64.2%
Prepaid	3,557	1,290	175.7%
MOU	149	155	-4.0%
ARPU (ARG$)	41	44	-6.6%
Churn (%)	2.7%	2.0%	0.7

                    * Historical subscriber data of CTI has been made to conform to the commercial plans currently in place.

Brazil

Operating under the brand name Claro, our operations in Brazil added 635 thousand subscribers in the first quarter of the year, to reach a total of 14.3 million. The net additions were lower than the ones obtained in the last quarter of 2004, which were particularly strong due (mostly) to seasonal factors, particularly marked in Brazil.

Revenues for the quarter reached 1.4 billion reais, nearly 30% more than a year before, with equipment revenues declining sequentially reflecting the seasonal slowdown in subscriber growth.

Altogether, EBITDA amounted to 91 million reais and overturned the loss registered the previous quarter on

INCOME STATEMENT
Brazil Consolidated
Millions of R$

	1Q05	1Q04	Var.%

Revenues	1,396	1,076	29.8%

Ebitda	91	164	-44.2%
%	6.5%	15.2%

Ebit	-229	-114	-101.7%
%	-16.4%	-10.6%

Brazil's Operating Data

	1Q05	1Q04	Var. %

Subscribers (thousands)	14,292	9,957	43.5%
Postpaid	2,585	1,858	39.2%
Prepaid	11,707	8,100	44.5%
MOU	86	92	-6.7%
ARPU (R$)	26	29	-10.4%
Churn (%)	2.6%	2.2%	0.4

account of the heady pace of subscriber growth experienced then. With the level of both gross and net subscriber additions declining in the first quarter relative to the previous one, subscriber acquisition costs were correspondingly reduced, helping drive an increase in EBITDA margins to 6.5% of total revenues.

Central America

Our operations in Central America, which provide wireless and wireline services in Guatemala, El Salvador and Nicaragua, as well as wireless services in Honduras, added 308 thousand subscribers in the first quarter of the year, which brought their combined wireless subscriber base to 2.8 million.

Revenues stood at 314 million dollars and surpassed those registered in the same period of 2004 by 35.6% . This increase reflects the consolidation of the Honduran and Nicaraguan operations as of July and August of 2004, respectively.

EBITDA for the period came in at 159 million dollars, up almost 27.8% on an annual basis. It resulted in an EBITDA margin of 50.8% . An operating profit of 101 million dollars was recorded in the quarter, 36.1% greater than the one seen the previous year.

INCOME STATEMENT
Central America Consolidated
Millions of US$

	1Q05	4Q04	Var.%

Revenues	314	315	-0.5%

Ebitda	159	152	4.8%
%	50.8%	48.3%

Ebit	101	89	12.7%
%	32.1%	28.4%

                                                      * Annual comparisons affected by the incorporation of Enitel and Megatel.

Central America's Operating Data*

	1Q05	1Q04	Var. %

Wireless Subscribers (thousands)	2,783	1,573	76.9%
Postpaid	244	177	38.0%
Prepaid	2,539	1,396	81.9%
Fixed Lines (thousands)	1,925	1,886	2.1%

Total Lines (Wireless + Fixed, 000's)	4,708	3,458	36.1%
MOU**	160	193	-17.1%
ARPU (US$)	13	15	-13.6%
Churn (%)**	1.3%	1.2%	0.1

                                         *1Q05 includes all countries where we have operations in Central America. 1Q04 includes information for CTE and ACT.

                                          **Subscriber data only.

Colombia

With subscriber growth accelerating in 2005 from what was already a relatively rapid pace, our Colombian operations added 1.2 million subscribers in the first quarter to finish March with slightly more than 7 million subscribers.

Revenues followed through with a 10.5% quarter-over-quarter increase, which translates into a 48.3% annual rate. Sequentially, service revenues rose 14.3%, leading to a total of 644 billion Colombian pesos in first quarter revenues. In spite of the fast pace of subscriber growth, MOUs have actually risen almost 40% year-on-year.

In spite of the significant expansion of the subscriber base, Comcel’s EBITDA margin climbed 1.6 percentage points, to reach 21.8% of revenues. EBITDA came in at 140 billion Colombian pesos, 27.3% more than the previous year’s.

At 42 billion pesos, Comcel’s operating profits more than tripled those of a year before.

INCOME STATEMENT
Colombia
Billion of COP$

	1Q05	1Q04	Var. %

Revenues	644	434	48.3%

EBITDA	140	110	27.3%
%	21.8%	25.4%

EBIT	42	13	213.9%
%	6.5%	3.1%

Colombia's Operating Data

	1Q05	1Q04	Var. %

Subscribers (thousands)	7,022	4,106	71.0%
Postpaid	1,559	1,111	40.3%
Prepaid	5,464	2,995	82.4%
MOU	131	95	37.4%
ARPU (COP$)	27,425	30,253	-9.3%
Churn (%)	1.5%	2.6%	-1.0

Ecuador

Our Ecuadorian operations, under the brand name Porta, ended the first quarter of the year with a total of 2.6 million subscribers, having added 310 thousand subscribers in the first three months of the year.

Revenues totaled 121 million dollars in the quarter and were 53.3% higher than the ones registered a year before. Service revenues, which were up almost 47.0% year-on-year, climbed 6.3% in the first quarter alone, and helped drive an increase in EBITDA to 38 million dollars, or 31.7% of total revenues. EBITDA rose 13.5% quarter-over-quarter and was almost one third higher than the one observed a year earlier.

Operating profits came in at 25 million dollars in the quarter, with an annual rate of growth that was similar to the one of EBITDA.

INCOME STATEMENT
Ecuador
Millions of US$

	1Q05	1Q04	Var.%

Revenues	121	79	53.3%

Ebitda	38	29	32.1%
%	31.7%	36.8%

Ebit	25	19	31.8%
%	20.6%	24.0%

Ecuador's Operating Data

	1Q05	1Q04	Var. %

Subscribers (thousands)	2,636	1,691	55.9%
Postpaid	232	124	88.0%
Prepaid	2,404	1,567	53.4%
MOU	48	49	-1.8%
ARPU (US$)	12	13	-3.8%
Churn (%)	2.6%	3.6%	-1.0

United States

Having added 457 thousand subscribers in the first quarter of the year, Tracfone’s subscriber base reached 4.9 million subscribers at the end of March.

Tracfone’s operating revenues totaled 231 million dollars in the quarter, nearly 33% more than a year earlier. Service revenues were up 18.0% sequentially, on the back of a 4.7% increase in MOUs. Year-over-year, Tracfone’s MOUs have gone up by 9.2% .

In spite of its rapid pace of subscriber growth, Tracfone’s EBITDA climbed to 38 million dollars, or 16.6% of revenues, and was more than four times greater than the one seen in the first quarter of 2004.

Operating profits for the first quarter came in at 34 million dollars, which compares to 5 million dollars a year before.

INCOME STATEMENT

United States
US$ millions

	1Q04	Var.%

Revenues	174	32.6%

Ebitda	9	321.6%
%	5.2%

Ebit	5	n.m.
%	2.9%

                   * n.m. = not meaningful

United States' Operating Data

	1Q05	1Q04	Var. %

Subscribers (thousands)	4,851	3,347	44.9%
MOU	63	58	9.2%
ARPU, Net (US$)*	14	15	-6.7%
Churn (%)	3.8%	3.8%	0.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2005

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.